APACHE CORPORATION
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
713-296-6000
March 30, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

RE:	Apache Corporation
Form 10-K for the Year Ended December 31, 2010
Filed February 28, 2011
File No 1-4300
Ladies and Gentlemen:
     Set forth below are the responses of Apache Corporation, a Delaware corporation (“we” or the “Company”), to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 28, 2011, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, File No 1-4300 (the “Form 10-K”), filed with the Commission on February 28, 2011, and the Company’s Preliminary Proxy Statement on Schedule 14A for the 2011 annual meeting of shareholders, File No. 1-4300 (the “Preliminary Proxy Statement”), filed with the Commission on March 2, 2011.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Schedule 14A
Approval of an amendment to the Company’s Restated Certificate of Incorporation to authorize additional common stock, page 70; and, Approval of an amendment to the Company’s Restated Certificate of Incorporation to authorize additional preferred stock, page 72
1.	Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common or preferred stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly authorized shares of common or preferred stock.

Response:

We supplementally advise you that as a part of our ongoing business operations, we are continually evaluating the potential for the issuance of additional shares of stock, some of which are connected to ongoing acquisition discussions that may or may not be consummated in the near term or in the future. It is always possible that developments, particularly with third parties, could occur relatively quickly and that we could decide within, for example, a several-day time frame to issue additional shares. We can supplementally advise you that at this time, none of our internal evaluations contemplate issuing more than approximately 2-3% of the newly authorized common shares in the near future, a number that we believe is clearly immaterial given that we are seeking a 100% increase from 430 million shares to 860 million shares. We will add the following disclosure to page 70 of the proxy statement regarding the increase in authorized common stock.
“We do not have any current specific plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. However, we are continually evaluating our financial position and analyzing the possible benefits of issuing additional equity, convertible securities, or a combination thereof in connection with (i) repaying indebtedness, (ii) financing acquisitions, (iii) meeting the possibly increasing needs of our capital program and exploration and development activities, or (iv) strengthening our balance sheet. None of our ongoing internal evaluations, which may or may not be finalized or consummated, currently contemplate the possible issuance of more than an immaterial number of the newly authorized shares of common stock.”
We will add the following disclosure to the proxy statement regarding the increase in authorized preferred stock.
“We do not have any current specific plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of preferred stock for any purpose, including future acquisitions and/or financings.”
2.	In addition, please provide the information required by Items 11, 13 and 14 of Schedule 14A or indicate why such disclosure would not be required. For more information, please see Note to Schedule 14A.

Response:

Subject to our more detailed response in item 1 above, we do not currently have any plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of our common or preferred stock, each of which are additional shares of a class of securities currently outstanding. As a result, Items 13 and 14 of Schedule 14A, and certain disclosure required by Item 11 of Schedule 14A, are not applicable. The Preliminary Proxy Statement includes, to the extent applicable, the information required by Item 11 of Schedule 14A, including the title and amount of securities to be authorized, a statement as to preemptive rights, an indication of the purpose of the authorization of the securities, a statement as to whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to such issuance, and a statement as to the general effect of any issuance upon the rights of existing security holders.

Form 10-K for Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis
Non-GAAP Measures, page 53
Adjusted Earnings, page 54
3.	We note that you have presented the non-GAAP measure “adjusted earnings per share” here and in connection with you quarterly earnings release. Please note that non-GAAP per share performance measures should be reconciled to GAAP-basis earnings per share. Please revise to provide this type of reconciliation in Exchange Act filings and with other public disclosures of this measure. For additional guidance, refer to Question 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

In response to comment 3, we will amend our 2010 Form 10-K, replacing our existing adjusted earnings reconciliation in the Non-GAAP Measures section of Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations with the reconciliation below. We will also provide this type of reconciliation, updated as necessary, in future Exchange Act filings and other public disclosures using the adjusted earnings measure.

	For the Year
	Ended December 31,
	2010	2009
	(In millions, except per
	share amounts)
Income (Loss) Attributable to Common Stock (GAAP)	$3,000	$(292)
Adjustments:
Foreign currency fluctuation impact on deferred tax expense	52	198
Merger, acquisitions & transition, net of tax (1)	120	—
Additional depletion, net of tax (2)	—	1,981
Adjusted Earnings (Non-GAAP)	$3,172	$1,887

Net Income (Loss) per Common Share — Diluted (GAAP)	$8.46	$(0.87)

Adjustments:
Non- GAAP Adjustments Per Share — Diluted	0.48	6.46
Adjusted Earnings Per Share — Diluted (Non-GAAP)	$8.94	$5.59

(1)	Merger, acquisitions & transition costs recorded in 2010 totaled $183 million pre-tax, for which a tax benefit of $63 million was recognized. The tax effect was calculated utilizing the statutory rates in effect in each country where costs were incurred.

(2)	Additional depletion (non-cash write-down of the carrying value of proved property) recorded in 2009 was $2.82 billion pre-tax, for which a deferred tax benefit of $837 million was recognized. The tax effect of the write-down of the carrying value of proved property (additional depletion) in 2009 was calculated utilizing the statutory rates in effect in each country where a write-down occurred.

Capital Resources and Liquidity, page 55
Sources and Uses of Cash, page 57
4.	We note that your total outstanding debt balance increased from $5.1 billion at December 31, 2009 to $8.1 billion at December 31, 2010, primarily in relation to properties acquired during 2010. Please tell us how the disclosure within this section of your filing addresses the potential impact of the increase in your debt balance on your overall liquidity position. For example, remarks attributed to you in a transcript of your conference call on February 17, 2011 indicate that you have established a capital budget that will enable you to reduce your debt balance in 2011 and that you intend to supplement your debt reduction efforts through approximately $1 billion of property sales in 2011. Your response should tell us how your disclosure explains the impact of this change to your capital position on management’s approach to ensuring that you have sufficient cash on hand to meet your obligations and to fund significant projects. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response:

In preparing our disclosure we considered many factors that determine the potential impact of our increased debt balance on our overall liquidity. Key factors included:
•	our initial 2011 capital budget of $7.5 billion was significantly lower than anticipated operating cash flow for the year when using strip pricing;

•	our forecasted budget did not include any cash proceeds related to potential property sales or commodity price escalations that occurred subsequent to year-end;

•	our debt-to-capitalization ratio at year-end 2010 was 25 percent, less than 1 percent higher than the prior year-end;

•	our increased debt levels were associated with the acquisition of physical assets which we anticipate will generate significant cash flows; and

•	our available committed borrowing capacity increased approximately 4 percent compared to the prior year.
Based on these factors, we do not believe that the increase in debt over 2009 levels or our intent to reduce debt in 2011 has had or will have a material impact on our liquidity, operating results or financial position. Because many of these factors were disclosed in different sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will amend our Form 10-K to include the following disclosure in the opening discussion of the Liquidity section (page 61):
“Our liquidity and financial position have not been materially affected by the increase of our total debt compared to prior year levels nor recent uncertainty in the credit markets. The increase in total debt was associated with current-year acquisitions of cash-generating oil and gas properties that were supplemented by equity issuances and resulted in an increase in debt-to-capitalization ratios of less than 1 percent.”
Similarly, management’s approach to ensure sufficient cash flows to meet our obligations and to fund significant projects has not changed. As disclosed in the Sources and Uses of Cash section, we remain determined to not outspend our operating cash flows as evidenced by our history of curtailing capital expenditures in response to changes in commodity prices or economic conditions. We also discuss our hedge strategy to help manage variability in cash flows. In addition, it should be noted that we are not required nor contractually committed to reduce any material debt during 2011. Our strategy, including a 2011 Outlook, is more fully discussed in the Executive Overview section. Specifically, we closely monitor commodity prices, service cost levels, regulatory impacts and other numerous industry factors and will adjust our exploration and development budgets based on changes to predicted operating cash flow. We typically review and revise our exploration and development capital budget on a quarterly basis, which provides flexibility to determine our plans for capital expenditures or debt reduction.
Exhibit 32 — Section 906 Certifications
5.	We note that the certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act make reference to your Form 10-K for the period ending December 31, 2009 (i.e., rather than the period ending December 31, 2010). Please revise. Please note that a full amendment must be filed in connection with revisions to correct deficiencies in Section 906 certifications furnished with Exchange Act filings.

Response:

The certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act have been revised to make reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. We will file a full amendment of our Form 10-K to correct deficiencies in our Section 906 certifications.
Engineering Comments
Business, page 1
Proved Undeveloped Reserves, page 17
6.	We note the increase of your year-end 2010 proved undeveloped reserves and the statement, “This increase was, in part, due to our 2010 acquisitions described above.” Item 1203(b) of Regulation S-K requires that you disclose material changes in proved undeveloped reserves that occurred during the year, including — but not limited to — proved undeveloped reserves converted into proved developed reserves. Please expand this to disclose the figures for material changes to your PUD reserves due to extensions and discoveries, acquisition/divestiture, revision and improved recovery.

Response:

We review our PUD reserves each quarter for any material changes which may have occurred in specific fields or countries; however, our reserve reporting system is not currently configured to provide a year-over-year reconciliation of minor changes in PUD reserves caused by price fluctuations, improved recovery, revisions of previous estimates or additions related to general extensions and discoveries (E&D). In an effort to answer your question we provide the following estimates of proved undeveloped reserve additions which occurred during 2010. We recognized approximately 186 MMboe of PUD additions from three major acquisitions (112 MMboe from the BP acquisition, 68 MMboe from the Mariner acquisition and 6 MMboe from the Devon acquisition) and roughly 102 MMboe from E&D (36 MMboe in the United States, 34 MMboe in Canada, 18 MMboe in Australia and 14 MMboe in the North Sea). The remaining 13 MMboe of PUD additions in 2010 may be attributed to a combination of changes in product pricing and revisions of previous estimates. There were no material additions related to the application of improved recovery methods in 2010.

We respectfully request to include this type of additional information concerning the reconciliation of our PUD disclosures in future filings after we have had an opportunity to enhance our reporting system and ensure the accuracy of the disclosure. We expect to report this information in our annual report on Form 10-K for the year ended December 31, 2011.

7.	Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. You state that you converted about 9% (64 MMBOE of 731 MMBOE) of your 2009 PUD reserves to proved developed reserves in 2010. Your conversion rate for 2008 PUD reserves during 2009 was about 6%. In light of your conversion history, please explain to us how you will comply with Rule 4-10. We may have further comment.

Response:

Our historical PUD reserve conversion ratios were 8.8%, 5.7%, 21.9% and 20.0% for the years 2010, 2009, 2008 and 2007, respectively. The percentage of PUD reserves converted to proved developed in 2009 and 2010 was lower than our historical average and is not indicative of future rates or trends.

Our 2009 ratio was lower than our historical rates as a result of the turmoil in the commodity and capital markets during 2008, which caused sharp declines in commodity prices without an immediate corresponding drop in drilling and service costs. As a result of this disconnect, we significantly curtailed our discretionary capital expenditures on PUD reserves during 2009.

During 2010 we were presented with three unique acquisition opportunities all of which were unplanned. Much of our focus during 2010 was directed at that activity including a reorganization of our operating regions to facilitate integration of the new assets and to optimize future operations. This activity was associated with a temporary redirection of capital and manpower which had an adverse effect on our rate of PUD development. Following the reorganization of our operating regions, we have added several rigs to our drilling programs for 2011 to capture the new PUD opportunities presented by our 2010 acquisitions and to ensure our legacy development programs are fully optimized.

In addition, our Gulf of Mexico development program was severely curtailed after the Macondo incident as a result of a significant slowdown in the issuance of permits to drill shallow wells with new regulations and the moratorium on drilling wells in depths greater than 500 feet. While currently permitting activity for shallow wells has been slowed compared to levels prior to the incident, the process has gradually improved since the incident, and at the time of our filing Apache had received 25 drilling permits for shallow wells. Also, since our filing several companies have received drilling permits for wells in depths greater than 500 feet.

In addition, while many of our PUD reserves are related to long range drilling programs, our total portfolio of PUD reserves is not a uniform distribution that can be expected to be developed at a constant pace. There are several discrete field developments in our portfolio of properties that will have a noticeable impact on our overall percentage of PUD reserves developed during the year in which the development activity for those fields is completed.

8.	We note your statement, “At year-end 2010, no material amounts of PUD reserves remain undeveloped for five years or more after they were initially disclosed as PUD reserves.” Please tell us the figures, if any, for PUD reserves that are scheduled to be developed beyond five years after booking.

Response:

We reported total proved reserves of 2,953 MMboe including proved undeveloped reserves of 968 MMboe at the end of 2010. Of the total proved undeveloped reserves recorded at year end 2010, we had 43 MMboe that were scheduled to be developed beyond five years from the report date. Those volumes represent approximately 1.5% of our total proved reserve base and were distributed 88% in the U.S. and 12% in Canada. As of the end of 2010 we had 142 MMboe of proved undeveloped reserves which had been initially disclosed before 2006 but had yet to be developed. Those volumes represent 4.8% of our total proved reserve base. The distribution of those reserves was 75% in the U.S., 14% in Egypt and 11% in Canada. Specific circumstances which justify the continued reporting of those reserves as undeveloped include: phased development for enhanced oil recovery projects in Canada aligned with contracted CO2 supply rates (12 MMboe), continuation of long range infill drilling programs in the Permian Basin which have required more than five years to complete (5 MMboe), implementation of horizontal drilling in older fields in the Permian Basin (12 MMboe), installation of additional gas processing capacity in Egypt to accommodate additional drilling for gas wells (18 MMboe), completed research of casing drilling techniques to optimize development of Gulf Coast Onshore gas field (11 MMboe) and multiple sidetrack locations offshore in the Gulf of Mexico waiting on producing wells to cease production making their slots available for drilling operations (18 MMboe). We review specific circumstances for each field or area in which we have PUD reserves that have not been developed for five years or more and validate the technical and economic merits of each project and the progress made to date toward development.
Risk Factors, page 21
Crude oil and natural gas reserves are estimates, and actual recoveries may vary significantly, page 28
9.	We note your statement, “There are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their value, including factors that are beyond our control.” as well as several items that affect reserve estimates. Please expand this to discuss/disclose estimate parameters that are under your control, e.g. hydrocarbons in place, recovery efficiency.

Response:

In response to comment 9, we will amend our existing risk factor on page 28, as follows:
“Crude oil and natural gas reserves are estimates, and actual recoveries may vary significantly.

There are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their value. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. Because of the high degree of judgment involved, the accuracy of any reserve estimate is inherently imprecise, and a function of the quality of available data and the engineering and geological interpretation. Our reserves estimates are based on 12-month average prices, except where contractual arrangements exist; therefore, reserves quantities will change when actual prices increase or decrease. In addition, results of drilling, testing and production may substantially change the reserve estimates for a given reservoir over time. The estimates of our proved reserves and estimated future net revenues also depend on a number of factors and assumptions that may vary considerably from actual results, including:

•	historical production from the area compared with production from other areas;

•	the effects of regulations by governmental agencies, including changes to severance and excise taxes;

•	future operating costs and capital expenditures; and

•	workover and remediation costs.
For these reasons, estimates of the economically recoverable quantities of crude oil and natural gas attributable to any particular group of properties, classifications of those reserves based on risk of recovery and estimates of the future net cash flows expected from them prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserves estimates may be subject to upward or downward adjustment, and actual production, revenue and expenditures with respect to our reserves likely will vary, possibly materially, from estimates.

Additionally, because some of our reserves estimates are calculated using volumetric analysis, those estimates are less reliable than the estimates based on a lengthy production history. Volumetric analysis involves estimating the volume of a reservoir based on the net feet of pay of the structure and an estimation of the area covered by the structure. In addition, realization or recognition of proved undeveloped reserves will depend on our development schedule and plans. A change in future development plans for proved undeveloped reserves could cause the discontinuation of the classification of these reserves as proved.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Julimar and Brunello Field Discoveries Development/Wheatstone LNG Project, page 40
10.	We note your statement, “The [Wheatstone] project Final Investment Decision (FID) is scheduled for 2011, with first LNG projected in 2016.” Please tell us if you have booked proved reserves for this project. Note that the adoption of a development plan and the associated PUD reserve booking require a final investment decision. You may refer to Question 131.04 of our Compliance and Disclosure Interpretations:
http:/www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:

The Wheatstone LNG Project is a facilities project designed to capture natural gas from multiple sources for conversion to LNG and export to foreign markets. Apache is a foundation partner in the project. Apache discovered the Julimar and Brunello fields in 2007. Our initial evacuation options were to lay a pipeline either to the planned Devil Creek gas plant onshore or existing facilities at Varanus Island. Both projects were evaluated for economic merit and presented to management. A preliminary development plan was adopted to tie in to the Devil Creek Gas plant, and proved reserves were booked at that time. Subsequent to that initial plan two optional evacuation vehicles were proposed from other companies in the area who were looking for additional gas reserves to support their projects. We evaluated all options and elected to contribute our Julimar/Brunello gas to the Wheatstone LNG facility and take a foundation partner position in the project. The Devil Creek gas plant has now been built with first gas sales anticipated in 2011. Should the Wheatstone project not pass final approval by our partners, we have a previously approved plan to continue the development of the field and monetize the reserves through the Devil Creek Plant.

Notes to Consolidated Financial Statements, Page F-8
Oil and Gas Reserve Information, page F-56
11.	FASB ASC Paragraph 932-235-50-5 requires appropriate explanation of significant changes to an entity’s proved reserves. Please revise your presentation to explain with reasonable detail the changes to your proved reserves during 2010 due to extensions, discoveries and other additions and due to purchases of minerals-in-place.

Response:

In response to comment 11, we intend to amend our Form 10-K to provide additional disclosure on page F-56, as follows:
     “During 2010 Apache added 593 MMboe of estimated proved reserves through purchases of minerals in place, primarily from three major acquisitions during the year. The Company recorded 38 MMboe in connection with acquisition of oil and gas assets on the U.S. Gulf of Mexico shelf from Devon. The Mariner merger added 187 MMboe in the U.S. Permian Basin and Gulf of Mexico. The BP asset acquisition was completed in three separate transactions which increased our reserves 122 MMboe in the U.S, 220 MMboe in Canada, and 19 MMboe in Egypt. During 2010 Apache also added 245 MMboe from extensions, discoveries and other additions. In the U.S., the Company recorded 56 MMboe primarily associated with drilling success in the Permian Basin and 34 MMboe from various drilling programs in other U.S. regions. In Canada, additions of 53 MMboe were primarily a result of Horn River drilling activity and development of the Noel field acquired from BP. Egypt contributed 49 MMboe from new discoveries in the Matruh and West Kalabsha concessions along with extensions to waterfloods in the East Bahariya concession. Australia additions of 38 MMboe were primarily from two discoveries in the Carnarvon basin offshore Western Australia. Various drilling programs in Argentina and North Sea regions combined to contribute 15 MMboe.”
12.	Item 1202(a)(6) of Regulation S-K requires registrants disclosing material additions to reserves estimates to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Please revise your presentation to include this discussion.

Response:

We believe our general discussion on page 16 of our Form 10-K is in accordance with the requirements of Item 1202(a)(6) of Regulation S-K. Please refer to our disclosure under the subheading “Estimated Proved Reserves and Future Net Cash Flows” in Part I, Items 1 and 2 — Business and Properties, which provides information regarding technologies used to establish the appropriate level of certainty for reserves estimates, as disclosed: “Reserve estimates are considered proved if they are economically producible and are supported by either actual production or conclusive formation tests. Estimated reserves that can be produced economically through application of improved recovery techniques are included in the “proved” classification when successful testing by a pilot project or the operation of an active, improved recovery program using reliable technology establishes the reasonable certainty for the engineering analysis on which the project or program is based. Economically producible means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. Reasonable certainty means a high degree of confidence that the quantities will be recovered. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field-tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation. Estimated proved developed oil and gas reserves can be expected to be recovered through existing wells with existing equipment and operating methods.”
Future Net Cash Flows, page F-57
13.	Please explain to us the reasons for your omission of the standardized measure calculation for 2008.

Response:

We omitted the standardized measure calculation for 2008 based on our interpretation of Regulation S-K Item 302(b)(1)(b) which states “SFAS No. 69 disclosures required as of the end of an annual period shall be presented as of the date of each audited balance sheet required.”
In addition to the foregoing, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding the foregoing to the undersigned or to Rebecca Hoyt, Apache Vice President, Chief Accounting Officer and Controller, at (713) 296-6800.

Sincerely, APACHE CORPORATION
By:	/s/ Thomas P. Chambers
Thomas P. Chambers
Executive Vice President and CFO

cc:	John Clutterbuck (By Email) Andrews Kurth LLP 600 Travis, Suite 4200 Houston, TX 77002 JohnClutterbuck@andrewskurth.com